Mail Stop 3233
                                                            March 26, 2019

Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:     CaliberCos Inc.
               Amendment No. 3 to Draft Offering Statement on Form 1-A Submitted March 4, 2019
               CIK No. 0001627282

Dear Mr. Loeffler:

       We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. On page 78 you state that you "expect to use a significant majority of the net proceeds from this offering to invest and hold at least 55% of [y]our investment subsidiaries' total assets in commercial real estate loans." This description of how you will use proceeds is inconsistent with your use of proceeds discussion on page 22. In addition, your overall business discussion gives the impression that you will directly invest in real estate, as opposed to real estate loans, and therefore is also inconsistent with the statement referenced on page 78. Please revise to ensure consistency.
 John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
March 26, 2019
Page 2

        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.

                                                         Sincerely,

                                                         /s/ Kim McManus

                                                         Kim McManus
                                                         Senior Counsel
                                                         Office of Real Estate
and
                                                         Commodities
cc: Thomas Poletti, Esq. (via e-mail)